Invictus Signs LOI to Provide GTEC With Strategic Investment and Expand National Distibution

VANCOUVER, Aug. 30, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTCQX: IVITF; FRA: 8IS1) is pleased to announce that it has entered into a binding Letter of Intent with GTEC Holdings Ltd. ("GTEC") (TSXV: GTEC) to provide GTEC with a non-revolving unsecured convertible loan (the "Loan Facility") in an amount up to $2,000,000, and an interest rate of prime plus 5%. Subject to regulatory approvals, all or a portion of the principal and accrued interest on the Loan Facility may be convertible into common shares of GTEC, at the option of Invictus, at any time prior to or on the last business day immediately preceding the Maturity Date, as defined below, at a conversion price equal to $1.50 per common share (the "Conversion Price"). Upon mutual agreement of both parties and prior to the Maturity Date, Invictus may increase the amount of the Loan Facility up to $6,000,000.

The proceeds from the Loan Facility will be used by GTEC for working capital and to further execute GTEC's cannabis retail expansion strategy in Western Canada and Ontario. GTEC expects to have a minimum of 15 Cannabis Cowboy retail stores open by October 17. 2018, in Alberta, as well as 1 location in Saskatchewan, complemented by an e-commerce platform that will serve the entire Province.

The definitive agreement (the "Definitive Agreement") will also provide Invictus with a right of first refusal to fill up to thirty percent (30%) of any cannabis purchase order domestic or international (whether for flower or oil) that GTEC, or its wholly-owned subsidiaries, are seeking to purchase from third party Licensed Producers for a period of two years. Invictus' diversified product portfolio features 69 Health Canada approved strains.

"As we continue to build out our national retail distribution strategy, we are extremely pleased at this partnership with Invictus." said Norton Singhavon, Chairman and CEO of GTEC. "Having access to a diverse range of indoor premium flower fits within our mandate to curate, develop and distribute craft cannabis products within our retail channels. Furthermore, this partnership with Invictus allows GTEC to immediately access increased capacity to support our international initiatives."

"This new partnership is designed to extend Invictus' footprint for cannabis distribution beyond Western Canada, which has already secured supply agreements in British Columbia and Alberta," said Dan Kriznic, Chairman and CEO of Invictus. "By actively working to establish new channels through other provinces like Ontario, we can enhance our sales network and ensure retailers maintain an adequate supply of high quality cannabis as the adult recreational market evolves over time."

The Loan Facility shall have a term that commences on the date of the execution and delivery of a definitive agreement (the "Definitive Agreement") and ends on a date that is two years following the date of the first draw (the "Maturity Date"). The Loan Facility shall be due and payable in full by GTEC to the Company on the Maturity Date. GTEC will be entitled to prepay all or a part of the Loan Facility at any time, from time to time, without bonus or penalty. Upon mutual agreement of both parties and prior to the Maturity Date, Invictus may increase the amount of the Loan Facility up to $6,000,000 in aggregate, and further extend the term of the Loan Facility. The agreement is subject to approval from the respective Board of Directors for each company, the TSXV, and certain holders of convertible debentures of GTEC.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman and CEO

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(604) 537-8676

About GTEC Holdings Ltd.

GTEC was founded in 2017 to capitalize on opportunities in the nascent and rapidly growing legal cannabis industry. GTEC is focused on growing premium quality craft cannabis in purpose-built indoor facilities. The Company also has a number of retail cannabis initiatives in Western Canada. GTEC currently holds a 100% interest in GreenTec Bio-Pharmaceuticals Corp., Tumbleweed Farms Corp., Falcon Ridge Naturals Ltd., Alberta Craft Cannabis Inc., Grey Bruce Farms Inc., Zenalytic Laboratories Ltd. and Spectre Labs Inc. GTEC is a publicly-traded corporation based in Kelowna, British Columbia. The Company's shares are listed on the TSX Venture Exchange and OTC Pink Sheets.

To view more about the company or to request our most recent corporate presentation, please visit our website at www.gtec.co.

About Invictus

Invictus is a global cannabis company offering a selection of products under a wide range of lifestyle brands. Our integrated sales approach is defined by five pillars of distribution including medical, adult-use recreational, international, Licensed Producer to Licensed Producer and retail stores.

Invictus has partnered with business leaders to convey our corporate vision, including KISS music legend and business mogul Gene Simmons as our Chief Evangelist Officer, and global branding agency Authentic Brands Group. Invictus is expanding its cultivation footprint, with two cannabis production facilities fully licensed under ACMPR in Canada and a third awaiting approval, featuring 100,000 square feet of available grow space today with 200,000 expected by January 2019 and 1 million by end of 2019. The Company will earmark 50 per cent of production to the medical and recreational markets, respectively. To ensure consistency in quality and supply, Invictus maintains all aspects of the growing process through its subsidiary, Future Harvest Development Ltd., a high-quality Fertilizer and Nutrients manufacturer. Invictus drives sustainable long-term shareholder value through a diversified product portfolio with over 69 Health Canada approved strains and a multifaceted distribution strategy including medical, recreational, international and retail. For more information visit www.invictus-md.com.

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the potential production capacity of Invictus, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release,including that Invictus will be successful in reaching its potential production capacity, its production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, Invictus will reach full production capacity on the timeline anticipated by the Company, and no unforeseen construction delays will be experienced. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, Invictus will not be successful in reaching its potential production capacity, its production facilities will not be completed as anticipated, and licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Invictus MD Strategies

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CNW 07:48e 30-AUG-18